MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the three and nine months ended September 30, 2021.
The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020, and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the Cautionary Note Regarding Forward-Looking Statements at the end of this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. All dollar figures are in U.S. dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at November 11, 2021. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

USE OF NON-GAAP FINANCIAL PERFORMANCE METRICS
In this MD&A, we use the following non-GAAP financial performance measures: “Total cash costs", "all-in sustaining costs", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "mining, processing and G&A costs per tonne" and "free cash flow". For a detailed description of each non-GAAP financial performance measure used in this MD&A and a detailed reconciliation to the most directly comparable measures under IFRS, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A. The non-GAAP financial performance measures in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS. These measures may therefore not be comparable to other issuers and should not be considered in solution or as a substitute for measures of performance prepared in accordance with GAAP.
OUR BUSINESS
New Gold Inc is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”) and the New Afton Mine in Canada (“New Afton”). The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in Canada, a 5% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

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OPERATING AND FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(1):
Produced(3)	105,628	115,536	307,359	317,050
Sold(3)	97,196	110,905	293,235	306,231
Gold (ounces):
Produced(3)	72,210	78,959	205,849	210,043
Sold(3)	66,982	75,760	198,705	205,385
Copper (millions of pounds):
Produced(3)	15.6	18.2	47.5	53.6
Sold(3)	14.0	17.5	44.2	50.5
Revenue
Gold ($/ounce)	1,770	1,593	1,778	1,509
Copper ($/pound)	4.02	2.80	3.94	2.50
Average realized price(2)
Gold ($/ounce)	1,788	1,613	1,798	1,532
Copper ($/pound)	4.28	2.99	4.20	2.69
Operating expenses per gold eq. ounce sold ($/ounce)	915	778	947	791
Depreciation and depletion per gold eq. ounce sold ($/ounce)	497	452	496	469
Total cash costs per gold eq. ounce sold ($/ounce)(2)	966	822	1,001	839
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)	1,408	1,313	1,503	1,349

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FINANCIAL HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
FINANCIAL INFORMATION
Revenue	179.8	173.7	542.9	444.5
Revenue less cost of goods sold	43.1	37.3	120.8	59.6
Net (loss) earnings	(11.3)	15.7	(10.3)	(58.2)
Adjusted net earnings (loss)(2)	23.4	12.4	58.2	(8.7)
Cash generated from operations	54.3	92.2	218.0	196.3
Cash generated from operations before changes in non-cash operating working capital(2)	81.3	84.0	229.8	183.6
Sustaining capital(2)	32.4	43.1	114.3	128.2
Growth capital(2)	23.1	16.3	74.8	46.7
Total assets	2,270.1	2,394.3	2,270.1	2,394.3
Cash and cash equivalents	150.9	416.4	150.9	416.4
Long-term debt	490.6	681.2	490.6	681.2
Non-current liabilities excluding long-term debt	799.6	678.1	799.6	678.1
Share Data
Earnings (loss) per share
Basic ($)	(0.02)	0.02	(0.02)	(0.09)
Diluted ($)	(0.02)	0.02	(0.02)	(0.09)
Adjusted net (loss) earnings per basic share ($)(2)	0.03	0.02	0.09	(0.01)
Share price as at September 30 (TSX - Canadian dollars)	1.34	2.27	1.34	2.27
Weighted average outstanding shares (basic) (millions)	680.8	676.0	680.7	676.0

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SUSTAINABILITY AND ESG
New Gold has four sustainability focus areas: Indigenous Peoples, Tailings Management, Water and Climate. New Gold has adapted its sustainability efforts to align with the most pressing Environmental, Social and Governance ("ESG") issues facing the Company and the mining industry. As such, the Company's ESG approach continues to prioritize the health, safety and well-being of its people, and the people in the communities in which New Gold operates. The protection of its people is central to New Gold's success as the Company believes people are its greatest asset. New Gold is committed to providing training, opportunities and progression paths for its teams, and the Company actively seeks to ensure that it promotes diversity within its teams at all levels of the organization. New Gold has adopted an approach to execute on its sustainability strategy that aligns with ESG reporting standards.

During the third quarter of 2021, British Columbia experienced one of the worst fire seasons in recent history, leading to many community evacuations. The New Afton Mine Rescue Team provided assistance to British Columbia Wildfire fire management programs in the region, helping support fire management in the Kamloops area.

During the third quarter of 2021, Rainy River continued to progress reclamation on lower lift of the east mine rock stockpile and hydroseeding reclaimed areas.
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CORPORATE DEVELOPMENTS
In August 2021, the Company collected the final $39.4 million (C$50.0 million) in sale proceeds from Artemis Gold Inc. from the sale in 2020 of the Blackwater Project.

OUTLOOK FOR 2021
The operational outlook for the Company assumes that our operations will continue without any significant COVID-19-related interruptions. New Gold continues to maintain preventative measures at all our sites to protect our workforce and communities, and to mitigate the effects of COVID-19 on our operations. Any reduction or suspension of our operations due to COVID-19 could impact our ability to achieve the Company’s outlook. Please see the Cautionary Note Regarding Forward-Looking Statements at the end of this MD&A.
In September 2021, the Company provided an update to its 2021 operational outlook for the Rainy River mine and the consolidated operational outlook as a result of the variance experienced in the eastern area of the ODM zone ("East Lobe"). Consolidated gold equivalent1 production for 2021 is expected to be between 405,000 and 450,000 ounces. Annual consolidated copper production guidance remained unchanged at 56 to 66 million pounds. New Gold expects its consolidated 2021 all-in sustaining costs to be between $1,415 to $1,495 per gold eq. ounce2, and total cash costs to be between $960 to $1,030 per gold eq. ounce2. For further details on Rainy River’s operational outlook refer to the Company's September 13, 2021 news release entitled "New Gold Updates Operational Outlook".

Rainy River remains on-track to meet its updated gold eq.1 production guidance range of 240,000 to 255,000 ounces and all-in sustaining cost2 guidance range of $1,365 to $1,440 per gold eq. ounce. The East Lobe represents approximately 25% of planned production for the fourth quarter. Reverse circulation drilling in the East Lobe continues and gold grades in the area are in line with updated guidance. During the fourth quarter of 2021, mining will focus on the ODM Center and ODM North zones and the gold grade is expected to increase in the quarter.

At New Afton, B3 production commenced in June following receipt of the Mines Act Permit on May 25, 2021, and will advance through the second half of the year. With the permit having been received later than anticipated, New Afton is reviewing potential changes to its near-term mine plan and New Afton’s gold production is expected to be at the lower end of the guidance range of 52,000 to 62,000 ounces and copper production is expected to be at the mid-point of the guidance range of 56 to 66 million pounds. New Afton remains on track to meet its gold eq.1 production guidance range of 165,000 to 195,000 ounces and all-in sustaining costs2 are expected to be at the higher end of the cost range of $1,225 to $1,325 per gold eq. ounce.
Details of the Company’s 2021 guidance is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.newgold.com/news-releases/.

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OUR RESPONSE TO COVID-19
New Gold has established a Pandemic Response and Business Plan Committee (the "Committee"), comprised of leadership from all locations, that meets regularly and has developed and implemented pre-screening and business continuity plans for each of its operations. The Committee was established to ensure that New Gold is assessing all potential risks and developing viable contingency plans that will enable the Company to stay ahead of any potential safety and health risks for its employees and members of its host communities. Designated teams from relevant functions are proactively planning for various contingencies and responding to daily changes and circumstances. New Gold is proactively preparing for the potential spread of COVID-19 to any of New Gold’s operations, with specific business continuity plans in place. Across New Gold, the Company continues to identify and implement measures at its corporate office and at all sites to protect its workforce and communities.
At Rainy River, the Company was the first to bring private testing to the Rainy River area and has worked with the Northwestern Health Unit in its implementation. The Company also partnered with Seven Generations Educational Institute to provide community-based testing in the Rainy River area, particularly in local Indigenous communities. During the quarter, a second vaccination clinic was hosted at Rainy River. There are currently no active cases of COVID-19 at the Rainy River mine.
At New Afton, the mine has transitioned from a COVID-19 safety plan to a communicable disease prevention plan in accordance with phase three of the provincial reopening plan. There is currently one active case of COVID-19 at the New Afton mine.
For further information on the Company's COVID-19 response, visit www.newgold.com/covid-19/.

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KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold and copper as well as foreign exchange rates.
Production Volumes and Costs
For an analysis of the impact of production volumes and costs for the three and nine months ended September 30, 2021 relative to prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.
Commodity Prices
Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.
For the three months ended September 30, 2021, New Gold's gold revenue per ounce and average realized gold price per ounce were $1,770 and $1,788 respectively, compared to the London Bullion Market ("LBMA") p.m. average gold price of $1,789 per ounce.
For the nine months ended September 30, 2021, New Gold's gold revenue per ounce and average realized gold price per ounce were $1,778 and $1,798, respectively, compared to the LBMA p.m. average gold price of $1,801 per ounce.
Copper Prices
For the three months ended September 30, 2021, New Gold’s copper revenue per pound and average realized copper price per pound were $4.02 and $4.28, respectively, compared to the average London Metals Exchange ("LME") copper price of $4.25 per pound.
For the nine months ended September 30, 2021, New Gold's copper revenue per pound and average realized copper price per pound were $3.94 and $4.20, respectively, compared to the average LME copper price of $4.17 per pound.
Foreign Exchange Rates
While the Company’s key operations are in Canada, revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as through corporate administration costs.
The spot Canadian dollar weakened against the U.S. dollar during the third quarter of 2021. The average value of the Canadian dollar against the average value of the U.S dollar for the three months ended September 30, 2021 increased when compared to the prior-year period. The strengthening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as a significant portion of operating and capital costs are denominated in Canadian dollars.
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For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the relevant sections for Rainy River and New Afton under the heading “Review of Operating Mines”.
Economic Outlook
The LBMA p.m. gold price decreased by 1% during Q3 2021 relative to the prior quarter, finishing the quarter at $1,742 per ounce. An increase in the US dollar and US real yields from a potentially accelerated interest rate hiking cycle by the Federal Open Market Committee pressured the gold price over the third quarter. Gold held in exchange-traded funds decreased slightly during Q3, after increasing slightly in the prior quarter.
Prospects for gold are impacted by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine.
Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors, such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold and believes the prospects for the business are favourable.
During Q3 2021, LME cash copper prices decreased by 4% as economic optimism has been tempered by concerns of a slowdown in China’s manufacturing and property sectors. Over the longer-term, continued growth in the global economy could increase demand for copper and provide support for copper prices.
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FINANCIAL RESULTS
Summary of Financial Results

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
FINANCIAL RESULTS
Revenue	179.8	173.7	542.9	444.5
Operating expenses	88.6	86.7	277.7	242.6
Depreciation and depletion	48.1	49.7	144.4	142.3
Revenue less cost of goods sold	43.1	37.3	120.8	59.6
Corporate administration	4.3	3.4	16.1	11.3
Share-based payment expenses	0.8	2.9	1.7	3.9
Exploration and business development	2.2	0.8	6.7	3.5
Income (loss) from operations	35.8	30.2	96.3	40.9
Finance income	—	0.4	0.2	0.9
Finance costs	(8.7)	(21.5)	(26.9)	(49.0)
Other gains and losses
Gain (loss) on foreign exchange	3.5	(2.9)	2.2	3.9
Loss on disposal of assets	0.1	(0.1)	(1.5)	(1.3)
(Loss) gain on revaluation of investments	(13.2)	9.6	(26.9)	9.6
Gain on foreign exchange derivative	0.9	2.0	0.9	8.6
Unrealized loss on revaluation of non-current derivative financial liabilities	(21.9)	(20.4)	(36.1)	(43.3)
Settlement and gain on revaluation of gold price option contracts	—	12.9	—	3.4
Loss on revaluation of copper price option contracts	—	—	(1.5)	—
Revaluation of CSP’s reclamation and closure cost obligation	(1.2)	0.1	(3.2)	2.2
Financial instrument transaction costs	—	—	(0.4)	(3.4)
Gain (loss) on sale of the Blackwater Project	—	7.5	—	(30.2)
Flow through share premium	—	—	1.7	—
Other	(0.2)	(0.1)	(1.3)	(1.3)
(Loss) earnings before taxes	(4.9)	17.7	3.5	(59.0)
Income tax (expense) recovery	(6.4)	(2.0)	(13.8)	0.8
Net (loss) earnings	(11.3)	15.7	(10.3)	(58.2)
Adjusted net earnings (loss) (2)	23.4	12.4	58.2	(8.7)

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Revenue
For the three and nine months ended September 30, 2021, the increase in revenue relative to the prior-year periods was due to higher gold and copper prices, partially offset by lower sales volume. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
Operating expenses
For the three and nine months ended September 30, 2021, operating expenses were higher than the prior-year periods due to the strengthening of the Canadian dollar relative to the U.S. dollar and the prior-year period benefitting from the wage subsidy which was applied as a reduction to salaries and employee benefits. This was partially offset by lower gold and copper sales volumes. For further information, please refer to the "Review of Operating Mines" section of this MD&A.
Depreciation and depletion
For the three and nine months ended September 30, 2021, depreciation and depletion were consistent when compared to the prior-year periods.
Revenue less cost of goods sold
For the three and nine months ended September 30, 2021, revenue less costs of goods sold increased when compared to prior-year periods due to higher gold and copper prices, partially offset by lower sales volume.
Corporate administration
For the three and nine months ended September 30, 2021, corporate administration, increased compared to the prior-year periods primarily due to a higher corporate headcount.
Exploration and business development
For the three and nine months ended September 30, 2021, exploration and business development expenses increased compared to the prior-year periods primarily due to increased exploration activity at New Afton.

Share-based payment expenses
For the three and nine months ended September 30, 2021, share-based payment expenses decreased compared with the prior-year periods due to a decrease in New Gold's share price assumption.
Finance costs
For the three and nine months ended September 30, 2021, finance costs decreased as a result of lower long-term debt due to debt repayments, and additional capitalized interest at New Afton when compared to the prior-year periods. Additionally, the prior periods included the $6.5 million loss on repayment of long-term debt.
Other gains and losses
Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar compared to the U.S. dollar in the current period.

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Gold stream obligation
For the three and nine months ended September 30, 2021, the Company recorded an unrealized gain on the revaluation of the gold stream obligation derivative instrument of $2.6 million and $6.8 million. The gain was primarily driven by a higher market observable discount rate and a decrease in short-term gold prices.
New Afton free cash flow interest obligation
For the three and nine months ended September 30, 2021, the Company recorded an unrealized loss on revaluation of the New Afton free cash flow interest obligation of $24.5 million and $42.9 million. The loss was primarily due to an increase in copper prices partially offset by a higher market observable discount rate.

Unrealized loss on investments
For the three and nine months ended September 30, 2021, the Company recorded unrealized losses of $13.2 million and $26.9 million primarily related to a decrease in share price of Harte Gold Inc. ("Harte Gold") and other investments.

Gold and copper option contracts
For the nine months ended September 30, 2021, the Company recorded an unrealized loss on the revaluation of the copper price option contracts of $1.5 million due to the expiry of the unexercised copper price option contracts. In the prior-year period, the Company recorded an unrealized loss on the revaluation of the gold price option contracts due to an increase in gold prices.
Revaluation of Cerro San Pedro closure cost obligation
Cerro San Pedro transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. The increase of $3.2 million in Cerro San Pedro’s reclamation and closure cost obligation is a result of changes in estimates to the expected reclamation expenditures.
The other gains and losses listed above are added back for the purposes of calculating adjusted net earnings2. Adjusted net earnings2 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A.
Income tax
The current income tax expense and prior-year income tax recovery relates primarily to current and deferred mineral taxes in the period.
On an adjusted earnings basis2, the adjusted tax expense2 for the nine months ended September 30, 2021, was $11.4 million, compared to $8.0 million in the prior-year period. The adjusted tax expense2 excludes the impact of other gains and losses on the consolidated income statement. Adjusted tax expense2 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.
Net (loss) earnings
For the three months ended September 30, 2021, there was a net loss of $11.3 million and in the prior-year period there was net earnings of $15.7 million. The change was primarily due to an unrealized loss on the revaluation of investments, partially offset by lower finance costs. For the nine months ended
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September 30, 2021, the net loss decreased compared to the prior-year periods primarily due to higher revenue and lower finance costs, partially offset by an increase in operating expenses and an unrealized loss on the revaluation of investments. Additionally, the prior-year period included a loss on the sale of the Blackwater Project.
Adjusted net earnings (loss)2
Net earnings (losses) have been adjusted for other gains and losses and the loss on repayment of long-term debt on the consolidated income statement. Key elements in other gains and losses are: the fair value changes for the gold stream obligation; fair value changes for the free cash flow interest obligation; fair value changes for gold and copper price option contracts, financial instrument transaction costs, foreign exchange gains/loss and fair value changes in investments. The adjusted entries are also impacted by tax expense to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Adjusted net earnings is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
For the three and nine months ended September 30, 2021, adjusted net earnings2 increased when compared to the prior-year periods primarily due to higher revenue less cost of goods sold and lower finance costs.
For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A.
Key Quarterly Operating and Financial Information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
OPERATING INFORMATION
Gold production from operations (ounces)(4)	72,210	66,989	66,650	83,096	78,959	64,294	66,790	66,856	91,087
Gold sales from operations (ounces)(4)	66,982	68,184	63,539	86,491	75,760	60,853	68,773	71,691	85,867
Revenue	179.8	198.2	164.9	198.9	173.7	128.5	142.3	139.2	168.4
Net (loss) income	(11.3)	(15.8)	16.8	(21.1)	15.7	(45.6)	(28.3)	0.3	(24.7)
Per share:
Basic ($)	(0.02)	(0.02)	0.02	(0.03)	0.02	(0.07)	(0.04)	0.00	(0.04)
Diluted ($)	(0.02)	(0.02)	0.02	(0.03)	0.02	(0.07)	(0.04)	0.00	(0.04)

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REVIEW OF OPERATING MINES
Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located in Northwestern Ontario, Canada approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people.
A summary of Rainy River’s operating results is provided below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
OPERATING INFORMATION
Ore mined (thousands of tonnes)	4,868	3,359	11,397	7,829
Operating waste mined (thousands of tonnes)	8,116	5,779	20,496	19,263
Capitalized waste mined (thousands of tonnes)	800	4,266	9,998	9,445
Waste mined (thousands of tonnes)	8,916	10,045	30,494	28,708
Ratio of waste-to-ore	1.83	2.99	2.67	3.67
Ore processed (thousands of tonnes)	2,323	2,484	6,996	6,335
Average gold grade (grams/tonne)	0.89	0.88	0.83	0.89
Gold recovery rate (%)	89	89	89	90
Gold eq. (ounces) (1):
Produced (3)	60,785	64,221	172,462	164,960
Sold (3)	57,800	61,726	168,682	163,137
Gold (ounces)(1):
Produced (3)	58,557	63,004	166,113	162,185
Sold (3)	55,597	60,592	162,454	160,438
Average gold realized price ($/ounce) (2)	1,788	1,615	1,797	1,533
Open pit net mining cost per operating tonne mined (2)	2.69	2.41	2.78	2.44
Processing cost per tonne processed (2)	8.54	6.35	7.97	7.33
G&A cost per tonne processed (2)	3.28	3.70	3.30	3.84
Operating expenses per gold eq. ounce sold ($/ounce)	960	833	979	924
Depreciation and depletion per gold eq. ounce	635	602	647	634
Total cash costs per gold eq. ounce sold (2)	960	833	979	924
All-in sustaining costs per gold eq. sold (2)	1,307	1,469	1,470	1,592
FINANCIAL INFORMATION
Revenue	103.2	100.3	303.3	250.6
Revenue less cost of goods sold	10.9	11.6	29.2	(3.6)
Capital expenditures (sustaining capital) (2)	15.2	34.4	69.7	96.6
Capital expenditures (growth capital) (2)	4.3	0.1	9.3	0.3
Cash generated from operations(2)	24.0	54.6	117.2	110.5
Free cash flow (2)	(5.1)	11.2	10.5	(8.6)

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Operating results
Production
Third quarter gold eq.1 production was 60,785 ounces (58,557 ounces of gold and 160,461 ounces of silver), a decrease compared to the prior-year period due to lower tonnes milled. For the nine-month period ended September 30, 2021, gold eq.1 production was 172,462 ounces (166,113 ounces of gold and 457,069 ounces of silver), an increase over the prior-year period due to higher tonnes processed, with the prior-year period including a two-week voluntary shutdown due to COVID-19.
The open pit mine achieved 149,630 tonnes per day during the quarter, in-line with the 2021 overall target of ~151,000 tonnes per day. Approximately 4.9 million ore tonnes and 8.9 million waste tonnes (including 0.8 million capitalized waste tonnes) were mined from the open pit at an average reduced strip ratio of 1.83:1. As planned, the strip ratio is expected to remain approximately 2:1 for the remainder of the year to achieve the original 2021 guidance of approximately 2.7:1.
The mill processed 25,245 tonnes per day for the quarter, a decrease compared to the prior-year period due to maintenance activities performed on the gyratory crusher impacting mill throughput. The mill processed an average grade of 0.89 grams per tonne at a gold recovery of 89%. Mill availability for the quarter averaged 91%.
Revenue
For the three months ended September 30, 2021, revenue increased compared to the prior-year periods due to higher gold prices partially offset by lower sales volume. For the nine months ended September 30, 2021, revenue increased compared to the prior-year periods due to higher gold prices and higher sales volume.

Revenue less cost of goods sold
For the three and nine months ended September 30, 2021, revenue less cost of goods sold increased when compared to the prior-year periods, primarily driven by higher revenues in the quarter partially offset by higher operating expenses.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow
Operating expense and total cash costs2 were $960 per gold eq. ounce for the quarter, an increase over the prior-year period due to lower sales volumes, the strengthening of the Canadian dollar relative to the U.S. dollar, and the prior-year period benefitting from the wage subsidy. The strengthening of the Canadian dollar and the loss of the wage subsidy increased costs by approximately $90 per gold eq. ounce in the quarter. For the nine-month period ended September 30, 2021, operating expense and total cash costs2 were $979 per gold eq. ounce, an increase over the prior-year period due to the strengthening of the Canadian dollar relative to the U.S. dollar, and the receipt of the wage subsidy in the prior-year period.

Open pit net mining costs per operating tonne mined2 and processing costs per tonne processed2 for the three and nine months ended September 30, 2021, were impacted by the strengthening of the Canadian dollar and the receipt of the wage subsidy in the prior-year period. Compared to the prior-year periods the mining costs per operating tonne mined2 increases were partially offset by an increase in tonnes mined and the increase in processing costs per tonne processed2 was partially offset by increase in tonnes milled in the nine-month period.
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Depreciation and depletion was $635 per gold eq. ounce for the quarter and $647 per gold eq. ounce for the nine-month period ended September 30, 2021,which were consistent with prior-year periods.
Sustaining capital and sustaining lease2 payments for the quarter were $17.6 million, including $2.1 million of capitalized mining costs. Sustaining capital spend during the quarter primarily included the advancement of the annual tailings dam raise. For the nine-month period ended September 30, 2021, sustaining capital and sustaining lease2 payments were $76.9 million, including $29.0 million of capitalized mining costs.
All-in sustaining costs2 were $1,307 per gold eq. ounce for the quarter, a decrease over the prior-year period primarily due to lower sustaining capital spend, partially offset by lower sales volumes and higher total cash costs. For the nine-month period ended September 30, 2021, all-in sustaining costs2 were $1,470 per gold eq. ounce, a decrease over the prior-year period primarily due to higher sales volumes and lower sustaining capital spend.
Growth capital2 for the quarter was $4.3 million and $9.3 million for the nine-month period ended September 30, 2021. Expenditures were primarily related to the development of the underground Intrepid zone. During the quarter, development of the decline towards the Intrepid underground ore zone advanced 215 metres.
Cash generated from operations for the three months ended September 30, 2021, decreased when compared to the prior-year period primarily due to negative working capital movements of $22.8 million driven by the timing of sales and trade payables. For the nine months ended September 30, 2021, cash generated from operations increased when compared to the prior-year period primarily due to an increase in revenue, partially offset by negative working capital movements of $17.1 million driven by the timing of sales and trade payables.
Free cash flow2 for the quarter and nine-month period ended September 30, 2021 was a net outflow of $5.1 million and net inflow of $10.5 million respectively. For the three months ended September 30, 2021 free cash flow2 decreased when compared to the prior-year period due to lower cash generated from operations partially offset by lower capital spend. For the nine months ended September 30, 2021 free cash flow2 increased when compared to the prior-year period due to an increase in cash generated from operations and lower capital spend.
Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2021, the value of the U.S. dollar averaged $1.26 against the Canadian dollar, when compared to $1.33 against the Canadian dollar in the prior-year period. This negatively impacted total cash costs by $52 per gold eq. ounce1 sold relative to the prior-year period.
Exploration activities
During the third quarter of 2021, the Company completed field exploration activities, including geological mapping, rock, and soil sampling to define new drill targets as well as finalizing the plan for the follow-up drilling program expected to start during the fourth quarter of 2021.
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New Afton Mine, British Columbia, Canada
The New Afton mine is located in South-Central British Columbia near Kamloops, a city of approximately 90,000 people.

A summary of New Afton’s operating results is provided below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,091	1,519	3,294	4,270
Operating waste mined (thousands of tonnes)	9	—	29	41
Capitalized waste mined (thousands of tonnes)	83	68	260	196
Waste mined (thousands of tonnes)	92	68	289	237
Ore processed (thousands of tonnes)	1,202	1,424	3,678	4,119
Average grade:
Gold (grams/tonne)	0.43	0.44	0.42	0.45
Copper (%)	0.72	0.71	0.72	0.72
Recovery rate (%):
Gold	83	80	81	80
Copper	82	82	82	82
Gold eq. (ounces)(1):
Produced (3)	44,843	51,315	134,898	152,090
Sold (3)	39,395	49,179	124,553	143,094
Gold (ounces)(1):
Produced (3)	13,653	15,955	39,735	47,858
Sold (3)	11,385	15,168	36,251	44,948
Copper (millions of pounds):
Produced (3)	15.6	18.2	47.5	53.6
Sold (3)	14.0	17.5	44.2	50.5
Revenue
Gold ($/ounce)	1,681	1,506	1,692	1,422
Copper ($/pound)	4.02	2.80	3.94	2.50
Average realized price (2):
Gold ($/ounce)	1,789	1,606	1,803	1,529
Copper ($/pound)	4.28	2.99	4.20	2.69
Underground net mining cost per operating tonne mined (2)	12.74	10.66	14.59	9.51
Processing cost per tonne processed (2)	10.09	7.81	10.58	7.84
G&A cost per tonne processed (2)	3.35	2.70	3.25	2.48
Operating expenses per gold eq. ounce sold ($/ounce)	849	708	904	640
Depreciation and depletion per gold eq. ounce	288	255	285	272
Total cash costs per gold eq. sold ($/ounce) (2)	974	807	1,030	742
All-in sustaining costs per gold eq. sold ($/ounce) (2)	1,423	988	1,403	971
FINANCIAL INFORMATION:
Revenue	76.6	73.4	239.6	193.9
Revenue less cost of goods sold	32.2	25.7	91.6	63.2
Capital expenditures (sustaining capital) (2)	17.2	8.6	44.6	31.6
Capital expenditures (growth capital) (2)	18.8	16.0	65.5	37.2
Cash generated from operations(2)	36.0	37.4	120.5	96.5
Free cash flow (2)	0.3	12.9	5.5	27.4

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Operating results
Following the tragic incident that occurred on February 2, 2021, underground mining activities were safely and sequentially ramped-up as New Gold continues to maintain its focus on the health, safety and well-being of its people. The Company completed its investigation of the incident and an investigation report was filed with the British Columbia Ministry of Energy, Mines and Low Carbon Innovation.
Production
Third quarter gold eq.1 production was 44,843 ounces (13,653 ounces of gold, and 15.6 million pounds of copper), a decrease compared to the prior-year period primarily due to lower tonnes milled. For the nine-month period ended September 30, 2021, gold eq.1 production was 134,898 ounces (39,735 ounces of gold and 47.5 million pounds of copper), a decrease over the prior-year period primarily due to lower tonnes processed.
The underground mine averaged 12,861 tonnes per day during the quarter as the mine focused on recovery level activities and the progressive ramp-up of the B3 zone. The mining rate is expected to increase as more drawpoints become available and as the B3 zone continues to ramp-up.
The mill averaged 13,068 tonnes per day, below the prior-year period, but in-line with mining rates and the plan to optimize metal recoveries while processing higher grade supergene ore. The mill processed gold grades of 0.43 grams per tonne and copper grades of 0.72%, with gold and copper recoveries of 83% and 82%, respectively.
For the three months ended September 30, 2021, C-Zone development advanced by approximately 790 metres in the quarter and continues to advance on plan.
Revenue
For the three and nine months ended September 30, 2021, revenue increased compared to the prior-year periods due to higher gold and copper prices, partially offset by lower sales volume.
Revenue less cost of goods sold
For the three and nine months ended September 30, 2021, revenue less cost of goods sold increased when compared to the prior-year periods, primarily driven by higher revenues in the quarter partially offset by higher operating expenses.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow.
Operating expense and total cash costs2 were $849 and $974 per gold eq. ounce for the quarter, an increase over the prior-year period due to lower sales volumes, the strengthening of the Canadian dollar relative to the U.S. dollar, and the prior-year period benefitting from the wage subsidy. The strengthening of the Canadian dollar and the loss of the wage subsidy increased costs by approximately $70 per gold eq. ounce in the quarter. For the nine-month period ended September 30, 2021, operating expense and total cash costs2 were $904 and $1,030 per gold eq. ounce, an increase over the prior-year period due to lower sales volumes, the strengthening of the Canadian dollar relative to the U.S. dollar, and the receipt of the wage subsidy in the prior-year period.
Underground net mining costs per operating tonne mined2 and processing costs per tonne processed2 for the three and nine months ended September 30, 2021, were impacted by the strengthening of the
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Canadian dollar and the receipt of the wage subsidy in the prior-year period and lower tonnes mined and milled.
Depreciation and depletion was $288 per gold eq. ounce for the quarter and $285 for the nine-month period ended September 30, 2021, an increase compared to the prior-year periods as a result of a higher asset base.

Sustaining capital and sustaining lease2 payments for the quarter were $17.4, million, primarily related to B3 mine development and the advancement of the planned tailings dam raise. For the nine-month period ended September 30, 2021, sustaining capital and sustaining lease2 payments were $45.1 million.
All-in sustaining costs2 were $1,423 per gold eq. ounce for the quarter and $1,403 per gold eq. ounce for the nine-month period ended September 30, 2021. The increases over the prior-year periods were due to lower sales volumes, higher total cash costs and higher sustaining capital spend.
Growth capital2 was $18.8 million for the quarter, and $65.5 million for the nine-month period ended September 30, 2021, primarily related to C-Zone development and the thickened and amended tailings project.
Cash generated from operations for the three months ended September 30, 2021, is consistent when compared to the prior-year period. For the nine months ended September 30, 2021, cash generated from operations increased when compared to the prior-year period primarily due to an increase in revenue.
Free cash flow2 for the quarter and nine-month periods ended September 30, 2021, were a net inflow of $0.3 million and $5.5 million. Free cash flow2 decreased compared to the prior-year periods primarily due to increased capital spend, partially offset by an increase in revenue.
Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2021, the value of the U.S. dollar averaged $1.26 against the Canadian dollar, when compared to $1.33 against the Canadian dollar in the prior-year period. This negatively impacted total cash costs by $46 per gold eq. ounce sold relative to the prior-year period.

Exploration activities
During the third quarter of 2021, the Company completed 5,114 metres of diamond drilling in 11 completed holes. Of these 3,862 metres in 6 holes were surface diamond drilling on the Cherry Creek Trend area. The remaining 1,252 metres in 5 holes were completed from underground testing on one of the target areas defined by an artificial intelligence study. As of September 30, 2021, 43 diamond drill holes totaling 22,189 metres have been completed, comprised of 16,798 meters in 28 surface diamond drill holes within the Cherry Creek Trend area (from the start of the program in the third quarter of 2020) and 5,391 meters in 15 underground diamond drill holes on the artificial intelligence targets.
A drilling program to explore for deep porphyry-style and shear hosted gold mineralization is in progress at the Cherry Creek Trend area and is expected to be completed by the end of Q4 2021. The underground drilling program to test the artificial intelligence targets has been extended and will be completed by the end of Q4 2021.
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FINANCIAL CONDITION REVIEW
Balance Sheet Review

	As at September 30	As at December 31
(in millions of U.S. dollars)	2021	2020
BALANCE SHEET INFORMATION
Cash and cash equivalents	150.9	186.3
Other current assets	210.9	232.5
Non-current assets	1,908.3	1,831.3
Total assets	2,270.1	2,250.1

Current liabilities	151.7	158.7
Non-current liabilities excluding long-term debt	799.6	812.9
Long-term debt	490.6	489.2
Total liabilities	1,441.9	1,460.8
Total equity	828.2	789.3
Total liabilities and equity	2,270.1	2,250.1

Assets
Cash and cash equivalents
The decrease in cash and cash equivalents relative to December 31, 2020 was primarily driven by interest paid and the investments in marketable securities, partially offset by the receipt of the final $39.4 million (C$50.0 million) payment due from Artemis Gold Inc. in connection with the 2020 sale of the Blackwater Project.
Other current assets
Other current assets primarily consist of trade and other receivables, inventories, investments, prepaid expenses, and income tax receivables. Other current assets decreased when compared with the period ended December 31, 2020 primarily due to the receipt of the final $39.4 million (C$50.0 million) from Artemis Gold Inc. in connection with the 2020 sale of the Blackwater Project.
Non-current assets
Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects, property, plant and equipment. The increase relative to December 31, 2020 is primarily attributable to the Company’s investments in its mining interests partially offset by depreciation and depletion.
Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities decreased due to a decrease in trade payables relative to December 31, 2020.
Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, non-current derivative obligations and deferred tax liabilities.
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The Company's gold stream obligation has decreased from December 31, 2020, due to cash settlements and higher market observable discount rates in the period, which included the U.S. Treasury rate and company specific credit spread based on the yield on the Company’s 2025 Unsecured Notes.
The Company's free cash flow interest obligation has decreased from December 31, 2020, due to higher market observable discount rates in the period, which included the U.S. Treasury rate and company specific credit spread based on the yield on the Company’s 2027 Unsecured Notes and cash settlements, which was partially offset by an increase in copper prices.
The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton and Cerro San Pedro. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at September 30, 2021 was $131.6 million relative to the balance of $113.5 million as at December 31, 2020. The increase in the liability was primarily driven by the updated Rainy River mine closure plan submitted in the prior quarter. The updated plan includes industrial site demolition changes, an increase in unit rates, increase in overhead estimates and increase in mine footprint.
The deferred income tax liability increased from $53.5 million as at December 31, 2020 to $64.8 million at September 30, 2021. The increase in deferred income tax liability was primarily driven by deferred mineral taxes.
Long-term debt and other financial liabilities containing financial covenants
Long-term debt includes the 2025 Unsecured Notes, the 2027 Unsecured Notes and the Company’s revolving credit facility.
As at September 30, 2021 the Company has $100.0 million of senior unsecured notes outstanding that mature and become due and payable on May 15, 2025 (“the 2025 Unsecured Notes”). The 2025 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 of each year.
As at September 30, 2021 the Company has $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 ("the 2027 Unsecured Notes"). The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.
The 2025 Unsecured Notes and the 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0:1.0.
The Company holds a revolving credit facility (the “Credit Facility”) with a maturity date of October 2023 and has a borrowing limit of $350.0 million. For the nine months ended September 30, 2021, $nil has been drawn under the Credit Facility. The Credit Facility has been used to issue letters of credit amounting to $24.1 million (December 31, 2020 - $46.0 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.
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The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains the following three covenant tests all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).
Significant financial covenants are as follows:

		Twelve months ended September 30	Twelve months ended December 31
	Financial covenant	2021	2020
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	6.9 : 1	5.0 : 1
Maximum Leverage Ratio (net debt to Adjusted EBITDA)	<4.5 : 1	1.7 : 1	1.8 : 1
Maximum Secured Leverage Ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.1 : 1	0.3 : 1
Liquidity and Cash Flow
As at September 30, 2021, the Company had cash and cash equivalents of $150.9 million compared to $186.3 million as at December 31, 2020. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from 7 days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.
The Company's investments in marketable equity securities are exposed to various risk factors including currency risk, market price risk and liquidity risk.
The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.
The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three and nine months ended September 30, 2021 and 2020:
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	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
CASH FLOW INFORMATION
Cash generated from operating activities	54.3	92.2	218.0	196.3
Cash (used in) generated from investing activities	(15.6)	43.8	(183.5)	(63.9)
Cash (used in) generated from financing activities	(25.6)	(420.0)	(70.8)	200.5
Effect of exchange rate changes on cash and cash equivalents	(0.6)	0.2	0.9	0.1
Change in cash and cash equivalents	12.5	(283.8)	(35.4)	333.0
Operating Activities
For the three months ended September 30, 2021, the decrease in cash generated from operating activities was primarily due to negative working capital movements of $27.0 million compared to positive working capital movements in the prior-year period. This change was driven by the timing of sales and trade payables. For the nine months ended September 30, 2021, the increase in cash generated from operating activities was primarily due to an increase in revenue, partially offset by negative capital movements.
Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects.
The following table summarizes the capital expenditures (mining interests per the consolidated statements of cash flows) for the three and nine months ended September 30, 2021:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2021	2020	2021	2020
CAPITAL EXPENDITURES BY SITE
Rainy River	19.4	34.5	78.9	96.9
New Afton	36.0	24.7	110.2	68.8
Other	—	0.2	0.1	9.2
Capital expenditures	55.4	59.4	189.2	174.9

In March 2021, New Gold purchased common shares in Harte Gold Corp. for $19.8 million. In April 2021, New Gold purchased common shares in Talisker Resources Ltd. for $11.0 million. New Gold acquired the shares for investment purposes.
In Q3 2020, the Company completed the divestment of the Blackwater Project to Artemis Gold Inc. for total cash consideration of C$190 million. The initial cash payment of $102.8 million (C$140 million) was received in Q3 2020 and the remaining $39.4 million (C$50 million) cash payment was received in August 2021. Under the transaction, the Company retained an 8% gold stream and an equity stake in Artemis Gold Inc.

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Financing Activities
For the three and nine months ended September 30, 2021, cash used in financing activities of $25.6 million and $70.8 million was primarily driven by interest payments, lease payments, gold stream obligation payments and the New Afton free cash flow payment to the Ontario Teacher's Pension Plan.
The Company’s cash balance as at September 30, 2021 of $150.9 million, together with $325.9 million available for drawdown under the Credit Facility as at September 30, 2021, provided the Company with $476.8 million of liquidity.
The cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate.
The Company is expecting to continue to advance the C-Zone development at New Afton resulting in significant capital expenditures. Assuming the stability of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow and financing activities. Additionally, the Company has a strong liquidity position, which management expects to be more than adequate to fund its business objectives including in case of any potential impacts related to COVID-19.
Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2021, these commitments totaled $60.1 million, $59.9 million of which is expected to become due over the next 12 months. This compares to commitments of $65.3 million as at December 31, 2020. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s expectation to fulfill the contracts.
Contingencies
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on its financial condition, cash flow and results of operations. As at September 30, 2021, there were no contingent losses recorded.
Related Party Transactions
The Company did not enter into any reportable related party transactions during the three and nine month periods ended September 30, 2021.

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Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during the three and nine months ended September 30, 2021.
Outstanding Shares
As at November 11, 2021, there were 680.9 million common shares of the Company issued and outstanding. The Company had 6.0 million stock options outstanding under its share option plan, exercisable for up to an additional 6.0 million common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP financial measures in this MD&A. These measures are not defined under IFRS and should not be considered in isolation. In 2021 the Company has disclosed mining, processing and G&A costs per tonne and free cash flow as additional non-GAAP measures, and will no longer disclose operating margin. The Company believes that these additional measures, along with the measures disclosed in prior periods, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.
Total Cash Costs per Gold Equivalent Ounce
“Total cash costs per gold equivalent ounce” is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.
This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.
Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.
In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

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Sustaining Capital and Sustaining Lease
"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease", to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.
Growth Capital
"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
All-in Sustaining Costs per Gold Equivalent Ounce
“All-in sustaining costs per gold equivalent ounce” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
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"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The “Sustaining Capital Expenditure Reconciliation” table below reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.
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Cash Costs and AISC per Gold Equivalent Ounce Reconciliation Tables
The following tables reconcile each of the non-GAAP financial performance measures described above to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	88.6	86.7	277.7	242.6
Gold equivalent ounces sold(1)	97,196	110,905	293,235	306,231
Operating expenses per gold equivalent ounce sold ($/ounce)	915	778	947	791
Operating expenses	88.6	86.7	277.7	242.6
Treatment and refining charges on concentrate sales	4.9	4.9	15.7	14.6
Total cash costs	93.5	91.6	293.5	257.2
Gold equivalent ounces sold(1)	97,196	110,905	293,235	306,231
Total cash costs per gold equivalent ounce sold ($/ounce)	966	822	1,001	839
Sustaining capital expenditures(5)(7)	31.8	43.2	113.5	128.2
Sustaining exploration - expensed	0.4	0.2	0.7	0.1
Sustaining leases	2.6	2.8	8.0	8.1
Corporate G&A including share-based compensation(6)	4.9	6.0	16.9	14.1
Reclamation expenses	3.3	2.2	8.0	5.8
Total all-in sustaining costs	136.5	146.0	440.6	413.5
Gold equivalent ounces sold(1)	97,196	110,905	293,235	306,231
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,408	1,313	1,503	1,349

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	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	55.5	51.6	165.2	150.8
Gold equivalent ounces sold (1)	57,800	61,726	168,682	163,137
Operating expenses per unit of gold sold ($/ounce)	960	833	979	924
Operating expenses	55.5	51.6	165.2	150.8
Total cash costs	55.5	51.6	165.2	150.8
Gold equivalent ounces sold (1)	57,800	61,726	168,682	163,137
Total cash costs per gold equivalent ounce sold ($/ounce)	960	833	979	924
Sustaining capital expenditures(5)(7)	15.2	34.6	69.4	96.6
Sustaining leases	2.3	2.8	7.2	7.3
Reclamation expenses	2.6	1.9	6.1	4.9
Total all-in sustaining costs	75.7	90.7	247.9	259.7
Gold equivalent ounces sold (1)	57,800	61,726	168,682	163,137
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,307	1,469	1,470	1,592

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	33.1	35.1	112.5	91.8
Gold equivalent ounces sold (1)	39,395	49,179	124,553	143,094
Operating expenses per unit of gold sold ($/ounce)	849	708	904	640
Operating expenses	33.1	35.1	112.5	91.8
Treatment and refining charges on concentrate sales	4.9	4.9	15.7	14.6
Total cash costs	38.0	40.0	128.2	106.4
Gold equivalent ounces sold (1)	39,395	49,179	124,553	143,094
Total cash costs per gold equivalent ounce sold ($/ounce)	974	807	1,030	742
Sustaining capital expenditures(5)	16.8	8.6	44.1	31.6
Sustaining leases	0.1	(0.1)	0.4	0.4
Reclamation expenses	0.7	0.3	1.9	0.9
Total all-in sustaining costs	55.6	48.8	175.0	90.3
Gold equivalent ounces sold (1)	39,395	49,179	124,553	143,094
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,423	988	1,403	971

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Mining, Processing and G&A Cost Per Tonne
“Open pit net mining cost per operating tonne mined,” “underground net mining costs per operating tonne mined,” “processing costs per tonne processed” and “G&A cost per tonne processed” are non-GAAP financial measures with no standard meaning under IFRS. Mining, processing and G&A cost per tonne are defined as operating expenses less change in inventories, selling costs, royalties and other non production costs, as these costs are not directly related to tonnes mined or milled, and then dividing the residual respective mining, processing or G&A costs by tonnage of ore mined or processed. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the performance of mining operations, eliminating the impact of varying production levels. This measure does not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
RAINY RIVER COST PER TONNE
Operating expenses	55.5	51.6	165.2	150.8
Change in inventory, selling costs and royalties and other	6.9	(4.4)	2.3	(14.0)
Production costs	62.3	47.2	167.4	136.8
Mining costs	34.9	22.0	88.6	66.0
Processing costs	19.8	15.8	55.8	46.5
Site G&A costs	7.6	9.2	23.1	24.3
Ore and operating waste tonnes mined (thousands of tonnes)	12,984	9,139	31,875	27,091
Ore processed (thousands of tonnes)	2,323	2,484	6,996	6,335
Open pit net mining cost per operating tonne mined	2.69	2.41	2.78	2.44
Processing costs per tonne processed	8.54	6.35	7.97	7.33
G&A cost per tonne processed	3.28	3.70	3.30	3.84

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	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
NEW AFTON COST PER TONNE
Operating expenses	33.1	35.1	112.5	91.8
Change in inventory, selling costs and royalties and other	(3.3)	(3.6)	(13.2)	(8.0)
Production costs	30.2	31.5	99.4	83.8
Mining costs	14.0	16.2	48.5	41.0
Processing costs	12.1	11.1	38.9	32.3
Site G&A costs	4.0	3.8	12.0	10.2
Ore and operating waste tonnes mined (thousands of tonnes)	1,100	1,519	3,323	4,311
Ore processed (thousands of tonnes)	1,202	1,424	3,678	4,119
Underground net mining costs per operating tonne mined	12.74	10.66	14.59	9.51
Processing costs per tonne processed	10.09	7.81	10.58	7.84
G&A cost per tonne processed	3.35	2.70	3.25	2.48

Sustaining Capital Expenditures Reconciliation Table

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per statement of cash flows	55.4	59.4	189.2	174.9
New Afton growth capital expenditures(8)	(18.8)	(16.0)	(65.5)	(37.2)
Rainy River growth capital expenditures(8)	(4.3)	(0.1)	(9.3)	(0.3)
Blackwater growth capital expenditures	—	(0.2)	—	(9.2)
Sustaining capital expenditures	32.3	43.1	114.4	128.2

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude “other gains and losses” as per Note 3 of the Company’s consolidated financial statements; and loss on redemption of long-term debt.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; fair value changes for the free cash flow interest obligation; the gold and copper option contracts; foreign exchange forward contracts; foreign exchange gain or loss, loss on disposal of assets and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".
The Company uses "adjusted net earnings" for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings"
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enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
(Loss) earnings before taxes	(4.9)	17.7	3.5	(59.0)
Other losses(9)	32.0	(8.6)	66.1	51.8
Loss on repayment of long term debt	—	6.5	—	6.5
Adjusted net earnings (loss) before taxes	27.1	15.6	69.6	(0.7)
Income tax (expense) recovery	(6.4)	(2.0)	(13.8)	0.8
Income tax adjustments	2.7	(1.2)	2.4	(8.8)
Adjusted income tax (expense) recovery	(3.7)	(3.2)	(11.4)	(8.0)
Adjusted net earnings (loss)	23.4	12.4	58.2	(8.7)
Adjusted earnings (loss) per share (basic and diluted)	0.03	0.02	0.09	(0.01)
Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.
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	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2021	2020	2021	2020
CASH RECONCILIATION
Cash generated from operations	54.3	92.2	218.0	196.3
Change in non-cash operating working capital	27.0	(8.2)	11.8	(12.7)
Cash generated from operations before changes in non-cash operating working capital	81.3	84.0	229.8	183.6
Free Cash Flow
“Free cash flow” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers’ Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended September 30, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	24.0	36.0	(5.8)	54.2
Less Mining interest capital expenditures	(19.5)	(36.0)	0.1	(55.4)
Add Proceeds of sale from other assets	—	0.4	—	0.4
Less Lease payments	(2.3)	(0.1)	(0.1)	(2.5)
Less Cash settlement of non-current derivative financial liabilities	(7.3)	—	—	(7.3)
Free Cash Flow	(5.1)	0.3	(5.8)	(10.6)

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Three months ended September 30, 2020
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	54.6	37.4	0.2	92.2
Less Mining interest capital expenditures	(34.5)	(24.7)	(0.2)	(59.4)
Less Lease payments	(2.8)	0.1	(0.2)	(2.9)
Less Cash settlement of non-current derivative financial liabilities	(6.1)	—	(0.1)	(6.2)
Free Cash Flow	11.2	12.9	(0.3)	23.7

Nine months ended September 30, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	117.2	120.5	(19.8)	217.9
Less Mining interest capital expenditures	(79.0)	(110.2)	—	(189.2)
Add Proceeds of sale from other assets	0.3	0.5	—	0.8
Less Lease payments	(7.2)	(0.4)	(0.4)	(8.0)
Less Cash settlement of non-current derivative financial liabilities	(20.8)	(4.9)	—	(25.7)
Free Cash Flow	10.5	5.5	(20.2)	(4.2)

Nine months ended September 30, 2020
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	110.5	96.5	(10.7)	196.3
Less Mining interest capital expenditures	(96.9)	(68.8)	(9.2)	(174.9)
Less Lease payments	(7.3)	(0.4)	(0.5)	(8.2)
Less Cash settlement of non-current derivative financial liabilities	(14.9)	—	—	(14.9)
Free Cash Flow	(8.6)	27.4	(20.4)	(1.6)

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Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. “Average realized price per ounce of gold sold” is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	118.4	120.8	352.7	310.5
Treatment and refining charges on gold concentrate sales	1.2	1.5	4.0	4.8
Gross revenue from gold sales	119.6	122.3	356.7	315.3
Gold ounces sold	66,982	75,760	198,705	205,385
Total average realized price per gold ounce sold ($/ounce)	1,788	1,613	1,798	1,532

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	99.4	97.9	291.9	246.0
Gold ounces sold	55,597	60,592	162,454	160,438
Rainy River average realized price per gold ounce sold ($/ounce)	1,788	1,615	1,797	1,533

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	19.0	22.9	60.8	64.5
Treatment and refining charges on gold concentrate sales	1.2	1.5	4.0	4.8
Gross revenue from gold sales	20.2	24.4	64.8	69.3
Gold ounces sold	11,385	15,168	36,251	44,948
New Afton average realized price per gold ounce sold ($/ounce)	1,789	1,606	1,803	1,529

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS
The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. For a comprehensive discussion of these and other risks facing the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2020, both of which are filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the nine months ended September 30, 2021.
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2020.
ACCOUNTING POLICIES
The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in the preparation of the audited consolidated financial statements, except as noted below.
IAS 16 - Property, Plant and Equipment
The amendments to IAS 16 prohibit deducting the proceeds from selling items produced from the cost of property, plant, and equipment, while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related costs in profit or loss. With the adoption of the amended standard, pre-commercial production sales and related costs while bringing a project into a condition necessary for it to be capable of operating in the manner intended by management, are recognized in profit or loss in accordance with applicable standards. The entity measures the cost of those items applying the measurement requirements of “IAS 2 Inventories”. This amendment becomes effective January 1, 2022 with early adoption permitted.
The Company has early adopted this amendment as of January 1, 2021 with retrospective application only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020. The adoption applies to revenue generated by the sale of underground ore at Rainy River in 2021. The impact in the three and nine months ended September 30, 2021 is immaterial. There was no impact on the prior-year period.

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CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, under the supervision of its President & Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2020. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Controls over Financial Reporting
New Gold’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2020 based on the Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2020.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2020.
Limitations of Controls and Procedures
The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.
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Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.
END NOTES

1.Total gold eq. ounces include silver and copper produced/sold converted to a gold eq. based on a ratio of $1,800 per gold ounce, $25.00 per silver ounce and $3.50 per copper pound used for 2021 guidance estimates. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q3 2021 includes production of 160,461 ounces of silver (158,676 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $25.00 per silver ounce used for 2021 guidance estimates. Gold eq. ounces for New Afton in Q3 2021 includes 15.6 million pounds of copper produced (14.0 million pounds sold) and 66,218 ounces of silver produced (54,792 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, 3.50 per copper pound and $25.00 per silver ounce used for 2021 guidance estimates.
2."Total cash costs", "all-in sustaining costs", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “cash generated from operations”, “average realized gold/copper price per ounce/pound”, "mining, processing and G&A costs per tonne" and "free cash flow" are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the “Non-GAAP Financial Performance Measures" section of this MD&A.
3.Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
4.A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
5.See “Sustaining Capital Expenditures Reconciliation table” for a reconciliation of sustaining capital expenditures to mining interests per the statement of cash flows.
6.Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
7.Sustaining capital expenditures are net of proceeds from disposal of assets.
8.Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-Zone. Growth capital expenditures at Rainy River in the current year relate to underground development.
9.Please refer to Note 3 of the Company’s unaudited condensed consolidated financial statements for a detailed breakdown of other gains and losses.
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CAUTIONARY NOTES
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this MD&A was prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, those in the sections "Sustainability and ESG", "Outlook for 2021", "Our Response to COVID-19" and "Key Performance Drivers - Economic Outlook" as well as statements with respect to: the Company’s expectations with respect to production, operating expenses, cash costs, AISC, sustaining and growth capital, and gold and copper grades at the Rainy River Mine and the New Afton Mine for 2021; anticipated operational and financial results during the remainder of 2021; the current and future financial performance of the Company as it relates to the prevailing price of gold; expectations regarding the strip ratio for the remainder of the year; anticipated timing regarding the commencement of the follow-up drilling program at Rainy River; the Company’s continued focus on the health, safety and well-being of its people; the expected increase in the mining rate and ramp-up of the B3 zone at New Afton; plans to optimize metal recoveries while processing higher grade supergene ore at New Afton; the advancement of the planned tailings dam raise at New Afton; anticipated timing regarding the completion of the drilling program at the Cherry Creek Trend area and underground drilling program to test the artificial intelligence targets; the Company's ability to realize value from the gold stream of the Blackwater Project; the factors impacting the Company’s liquidity and the continual review thereof; the expected continued advancement of the C-Zone development at New Afton and the anticipated significant capital expenditures resulting therefrom; the continuation of prevailing commodity prices and exchange rates, and the continuation of operations performing in accordance with mine plans; the Company’s ability to implement its near-term operational plan and to repay future indebtedness; the Company’s expectations regarding its liquidity position and its ability to fund its business objectives in case of any potential impacts related to COVID-19; the anticipated timing with respect to the Company’s contractual
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commitments becoming due; the sufficiency of the Company’s financial performance measures in evaluating the underlying performance of the Company; expectation that IAS 16 will apply to revenue generated by the sale of underground ore at Rainy River in 2021 and the associated impact; and the Company’s ability to reduce the risk of the spread of COVID-19.
All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no significant disruptions to the Company’s workforce at either the Rainy River or New Afton Mine due to cases of COVID-19 or any required self-isolation (due to cross-border travel or, exposure to a case of COVID-19 or any other reason); (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the New Afton Mine and Rainy River Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position.
Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; volatility in the market price of the Company’s securities; hedging and investment related risks; dependence on the Rainy River Mine and New Afton Mine; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as
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designed or intended; risks related to construction, including changing costs and timelines; adequate infrastructure; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; global economic and financial conditions; risks relating to New Gold’s debt and liquidity; the adequacy of internal and disclosure controls; taxation; impairment; conflicts of interest; risks relating to climate change; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; risks relating to proposed acquisitions and the integration thereof; information systems security threats; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of, or inability to attract, key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the anticipated timeline or at all; the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the anticipated timeline or at all and the Company experiencing a material delay in completing all non-recurring capital projects at Rainy River and New Afton. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Technical Information
The scientific and technical information in this MD&A has been reviewed and approved by Mr. Eric Vinet, Senior Vice President, Operations of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Vinet is a "Qualified Person" for the purposes of NI 43-101.
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